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SECURI[TIES AND EXCHANGE COMMIS]SION
11015057
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 09 2011 WASH. D.C. 211

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68095

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mercor Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

455 Main Street, Apt. 4E
(No. and Street)

New York	NY	10044
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alvaro Pereyra (513) 226-3976
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salberg & Company, P.A.
(Name – *if individual, state last, first, middle name*)

2295 NW Corporate Blvd., Suite 240	Boca Raton	FL	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Alvaro Pereyra, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercor Securities, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Manager & Chief Compliance Officer

Title

Notary Public 2/2/11

LISA V CUMMINGS
Notary Public - State of New York
NO. 01CU6219078
Qualified in New York County
My Commission Expires 3/22/14

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Member of:
Mercor Securities, LLC

We have audited the accompanying statement of financial condition of Mercor Securities, LLC as of December 31, 2010 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mercor Securities, LLC as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Supplementary Note is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Salberg & Company P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
January 25, 2011

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

MERCOR SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Current Assets	
Cash	$32,848
Receivable from clearing broker	1,622
Prepaid expenses	1,243
Total Current Assets	35,713
Deposit with clearing organization	10,000
Total Assets	$45,713

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Current Liabilities	
Accounts payable and accrued expenses	$2,737
Due to Parent Company	12,319
Total Current Liabilities	15,056
MEMBER'S EQUITY	
Member Capital	148,044
Accumulated Deficit	(117,387)
Total Member's Equity	30,657
Total Liabilities and Member's Equity	$45,713

The accompanying notes are an integral part of these financial statements

MERCOR SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues	
Commissions	$5,917
Total revenues	5,917
Operating Expenses	
Employee compensation and benefits	20,480
Professional fees	20,354
Clearing and execution	19,274
Communications	234
Occupancy	3,663
Other operating expenses	9,560
Total operating expenses	73,565
Net loss	($67,648)

The accompanying notes are an integral part of these financial statements

MERCOR SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Member Capital	Accumulated Deficit	Total
Balance, December 31, 2009	$ 85,594	$ (49,739)	$ 35,855
Contributed Capital	62,450	-	62,450
Distributions	-	-	-
Net loss, 2010	-	(67,648)	(67,648)
Balance, December 31, 2010	$ 148,044	$ (117,387)	$ 30,657

The accompanying notes are an integral part of these financial statements

MERCOR SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:	
Net loss	($67,648)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in operating assets and liabilities:	
Clearing deposit	40,000
Due from clearing broker	(1,234)
Prepaid expenses	(417)
Accounts payable and accrued expenses	(2,363)
Net cash used in operating activities	(31,662)
Cash flows from financing activities:	
Advances from parent company	30,866
Repayments of parent company advances	(33,705)
Capital contributions	62,450
Net cash provided by financing activities	59,611
Net increase in cash	27,949
Cash at beginning of year	4,899
Cash at end of year	$32,848

Supplemental disclosure of cash flow information:

Interest paid in 2010	$0
Taxes paid in 2010	$0

The accompanying notes are an integral part of these financial statements

NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Organization

Mercor Securities LLC (the "Company", "we", "us", "our") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly-owned by Mercor Financial Group Inc. ("MFG").

The Company executes principal and agency transactions in listed and over-the-counter securities. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm.

Basis of Presentation

The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule. The Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(ii) of the rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held at banks and other financial institutions.

Accounts Receivable

Accounts receivable are customer obligations due under normal trade terms. Management reviews accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible, along with a general reserve, in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Property and Equipment

Depreciation of equipment is provided on a straight-line basis over the estimated useful life of the respective assets. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Income Taxes

As a single member LLC owned by Mercor Financial Group, Inc., the Company is a disregarded entity for federal and state income tax purposes and thus its taxable income or loss is included with Mercor Financial Group, Inc. Further, Mercor Financial Group, Inc. is a 100% owned Subsidiary of Mercor Holding, Inc. and thus files consolidated federal and state income tax returns. Should the consolidated group owe taxes in the future, the financial statements for the LLC will record federal income tax expenses for the LLC's proportionate share of the taxable income for such year.

Revenue Recognition

The Company derives commission revenues from customer transactions in stock, mutual funds and fixed income products. Commission and revenues and related brokerage and clearing costs are recognized on a trade-date basis.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial assets, including cash, accounts receivable and of certain financial liabilities (accounts payable, accrued expenses and due to parent company), approximate fair value because of their short maturities.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 3 - RECEIVABLE FROM AND DEPOSIT WITH CLEARING BROKER

The Company has a clearing agreement with a brokerage firm to carry its accounts. The clearing broker has custody of the clients' securities and cash balances.

These securities and/or cash positions and the deposit serves as collateral for any amounts due to the clearing broker and as collateral for potential defaults of the Company's customers whose accounts are carried on the books and records of the clearing broker. During 2010, the Company changed clearing brokerage firms which enabled the Company to reduce the required deposit held from $50,000 to $10,000 at December 31, 2010.

The Company is also subject to credit risk if the clearing broker is unable to repay balances due or deliver securities in their custody.

NOTE 4 - PROPERTY AND EQUIPMENT

As of December 31, 2010, the Company did not have property or equipment. Depreciation of equipment is expected to be provided on a straight-line basis over the estimated useful life of the respective assets. Leasehold improvements are expected to be amortized on a straight-line basis over the term of the lease.

NOTE 5 - INCOME TAXES

The consolidated and combined entities did not owe any federal or state income taxes for fiscal years 2010 or 2009, and thus no federal or state income tax expense has been recorded in the accompanying financial statements.

NOTE 6 - 401(k) PLAN

The Company does not offer a 401(k) retirement plan.

NOTE 7 - RELATED PARTY TRANSACTIONS

Due to Parent Company
As of December 31, 2010, the Company had a payable obligation due to Mercor Financial Group ("MFG"), its parent, in the amount of $12,319. MFG invoices the Company on a monthly basis for the expenses incurred on behalf of the broker dealer. The outstanding balance is reflected in the Due to Parent Company account. Additionally, the Company re-paid $33,705 to the Parent Company during fiscal 2010.

Employment Agreements
In August 2009, the Company's parent MFG entered into an employment agreement with the Company's Manager whereby certain amounts paid by the parent are allocable to the Company. Under the agreement, reimbursement by the Company, to the parent, of the allocable portion of the Manager's salary can be deferred until sufficient cash reserves are available. The Company began repaying the obligation in 2010. Deferred amounts are included in Due to Parent Company in the accompanying balance sheet. The Company recorded compensation expense of $18,500 in 2010 relating to this agreement.

NOTE 8 - CONCENTRATIONS

The Company maintains its cash in bank and financial institution deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2010. As of December 31, 2010, there were no cash equivalent balances held in corporate money market funds that are not insured.

The Company has been funded by its sole member since inception. The loss of funding from the member could have adverse effects on the Company.

NOTE 9 - COMMITMENTS AND CONTINGINCIES

Legal Matters
From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of December 31, 2010, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of our operations.

There are no proceedings in which any of our management, members or affiliates, is an adverse party or has a material interest adverse to our interest.

NOTE 10 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $29,414, which exceeded its requirement of $5,000 by $24,414. The ratio of aggregate indebtedness to net capital was 0.51 to 1.

NOTE 11 - SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through January 27, 2011, the date the financial statements were issued.

MERCOR SECURITIES, LLC

SUPPLEMENTARY SCHEDULES

MERCOR SECURITIES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2010

Net capital:		
Member's equity		$30,657
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses	1,243	
Total nonallowable assets	1,243	
Net capital before haircuts on securities positions:		29,414
Haircuts on securities positions		0
Total haircuts		0
Net capital		$29,414
Computation of basic net capital requirement:		
The greater of $5,000 or 6.67% of aggregate indebtedness of $15,056		$5,000
Excess net capital		$24,414
Aggregate indebtedness:		
Accounts payable and accrued expenses		$2,737
Due to Parent Company		12,319
Total aggregate indebtedness:		$15,056
Ratio: Aggregate indebtedness to net capital		0.51 to 1

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part II filing.

MERCOR SECURITIES, LLC
SUPPLEMENTARY NOTE
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17-a-5
DECEMBER 31, 2010

Mercor Securities, LLC is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the rule, as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm on Internal Controls

To the Member of:
Mercor Securities, LLC

In planning and performing our audit of the financial statements of Mercor Securities, LLC (the "Company"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the managing members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Salberg & Company P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
January 25, 2011